

Air T, Inc.

2006 Annual Report

About the Cover

This year's Annual Report cover features an ER-2875 Extended Reach Truck Mounted Deicer operated by the United States Air Force and manufactured by Air T's Global Ground Support, LLC (Global) subsidiary. Global's ER-2875 deicer has been specifically designed for large commercial aircraft such as the Ilyushin, Airbus A380 and for military aircraft C5 and C17 with 30 units in service. The new ER-2875 provides approximately 80% more reach than standard model deicers and is the only deicer on the market that provides forced-air deicing capability at working heights up to 78 feet.

Global, a recognized worldwide manufacturer of military, airline, and airport ground support equipment, is currently in the seventh year of a ten year contract with the United States Air Force for the supply of mobile de-icing trucks to the Air Force and Navy. In addition to manufacturing a complete line of de-icing equipment for all sizes of aircraft, Global also produces decontamination equipment, catering/cabin service trucks, tow tractors, and fixed stationary de-icing systems. Global, based in Olathe, Kansas, has sold more than 900 units to 89 customers in 21 countries throughout the world.

Table of Contents

(In thousands except per share data)

	Year Ended March 31,				
	2006	2005	2004	2003	2002
Operating revenues	**$ 79,529**	$ 69,999	$ 55,997	$ 42,872	$ 59,603
Earnings from continuing operations	**2,055**	2,106	2,164	366	2,016
Loss from discontinued operations	**-**	-	(426)	(1,590)	(738)
Net earnings (loss)	**2,055**	2,106	1,738	(1,224)	1,278
Basic (loss) earnings per share					
Continuing operations	**0.77**	0.79	0.80	0.13	0.74
Discontinued operations	**-**	-	(0.16)	(0.58)	(0.27)
Total basic net (loss) earnings per share	**$ 0.77**	$ 0.79	$ 0.64	$ (0.45)	$ 0.47
Diluted (loss) earnings per share					
Continuing operations	**$ 0.77**	$ 0.78	$ 0.80	$ 0.13	$ 0.72
Discontinued operations	**-**	-	(0.16)	(0.58)	(0.26)
Total diluted net (loss) earnings per share	**$ 0.77**	$ 0.78	$ 0.64	$ (0.45)	$ 0.46
Total assets	**$ 23,923**	$ 24,109	$ 19,574	$ 21,328	$ 22,903
Long-term obligations, including current portion	**$ 950**	$ 1,245	$ 279	$ 2,509	$ 4,158
Stockholders' equity	**$ 14,500**	$ 13,086	$ 11,677	$ 9,611	$ 11,100
Average common shares outstanding-Basic	**2,671**	2,677	2,716	2,726	2,717
Average common shares outstanding-Diluted	**2,672**	2,693	2,728	2,726	2,789
Dividend declared per common share (1)	**$ 0.25**	$ 0.20	$ -	$ 0.12	$ 0.15
Dividend paid per common share (1)	**$ 0.25**	$ 0.20	$ -	$ 0.12	$ 0.15

(1) On May 23, 2006, the Company declared a fiscal 2006 cash dividend of $0.25 per common share payable on June 28, 2006 to stockholders of record on June 9, 2006. Due to losses sustained in fiscal 2003, no common share dividend was paid in fiscal 2004.

To Our Stockholders:

Fiscal 2006 was a very positive year for the Air T group. Earnings continued to be strong as we added new dimensions to our revenue stream. Air T group revenues rose to just under 80 million dollars for fiscal 2006. Net income fell by approximately two percent, but the fiscal 2006 cost for the boom remediation in Philadelphia caused net income to be substantially lower than it otherwise would have been. The remediation of the booms which we contend is another company's ultimate obligation, was undertaken by Air T's subsidiary, Global Ground Support, to stand behind the product we sold. Our company philosophy is predicated upon treating customers as we want to be treated ourselves. We expect honest, straightforward communication and that a commitment is not lightly given or taken. We continually seek to improve our services to our customers and follow through on our company approach to treat customers as partners.

Mountain Air Cargo and CSA Air continue to serve the number one express package delivery company in the world—Federal Express Corporation. CSA Air was named Federal Express's Feeder Aircraft Operator of the year for this past year. The award serves as a testament to the level of reliability and service that they provide to our air cargo customer. Mountain Air Cargo's transition to ATR aircraft, which has occurred over the past several years, is now complete. We look forward to operating these wonderful aircraft for many years to come.

Global Ground Support had a strong year both financially and operationally. Global's increased international sales volume was highlighted by over $6.3 million in orders from China. China sales combined with additional sales to the UK and Canada increased Global's international sales to over $11.8 million for fiscal 2006. Global continued to serve the needs of the US military with sales of deicing trucks to both the US Air Force and Navy. In June, the contract to provide deicing trucks to the Air Force was extended for another three years to 2009. Global has and will continue to maintain a reputation of the best after-sale support in the ground support equipment industry.

As always, Air T's greatest assets are the men and women who work together within the Air T group. Their goal is to provide our customers with service and reliability that is second to none in their respective fields. We look forward to serving our shareholders in the coming fiscal year.

Sincerely,

Walter Clark

Walter Clark
Chairman of the Board
Chief Executive Officer

Overview

The Company's continuing operations operate in two business segments, providing overnight air cargo services to the express delivery services industry and aviation ground support and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. Each business segment has separate management teams and infrastructures that offer different products and services. The Company's air cargo operations, which are comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, accounted for 54.6% of revenue in fiscal 2006. The Company's ground support operations, comprised of its Global Ground Support, LLC subsidiary ("Global"), accounted for the remaining 45.4% of 2006 revenues.

MAC and CSA are short-haul express air freight carriers and provide air cargo services exclusively to one customer, Federal Express Corporation ("Federal Express"). Under the terms of the dry-lease service agreements, which currently cover approximately 98.9% of the revenue aircraft operated, the Company receives an administrative fee based on the number of aircraft operated in revenue service and passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost. These agreements are renewable annually and may be terminated by Federal Express at any time upon 30 days' notice. The Company believes that the short term and other provisions of its agreements with Federal Express are standard within the air freight contract delivery service industry. Loss of its contracts with Federal Express would have a material adverse effect on the Company.

Separate agreements cover the five types of aircraft operated by MAC and CSA for Federal Express—Cessna Caravan, ATR-42, ATR-72, Fokker F-27, and Short Brothers SD3-30. Cessna Caravan, ATR-42, ATR-72 and Fokker F-27 aircraft (a total of 91 aircraft at March 31, 2006) are owned by and dry-leased from Federal Express, and Short Brothers SD3-30 aircraft (two aircraft at March 31, 2006) are owned by the Company and operated periodically under wet-lease arrangements with Federal Express. Pursuant to such agreements, Federal Express determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company.

The air cargo segment's financial results in fiscal 2006 were affected by Federal Express's 2004 decision to modernize the aircraft fleet being operated by MAC under dry-lease agreements by replacing older Fokker F-27 aircraft with newer ATR-42 and ATR-72 aircraft. MAC's administrative fees which are based on the number of aircraft operated in active or stand-by service, although adversely affected in fiscal 2005 as a result of delays in the introduction of newer ATR aircraft which were not received in time to replace the older Fokker F-27 aircraft that were removed from service as they neared major scheduled maintenance, increased in fiscal 2006 as the ATR aircraft entered revenue service. F-27 revenue routes, affected by the delayed introduction of the ATR's, were temporarily flown in fiscal 2005 by standby MAC and CSA aircraft or wet lease aircraft. MAC, which had been engaged to assist in the certification and conversion of ATR aircraft from passenger to cargo configuration and had experienced a substantial increase in maintenance revenue in fiscal 2005, experienced a substantial decrease in maintenance revenue in fiscal 2006 due to the completion of work once the aircraft were placed in revenue service. The majority of these conversion activities, a portion of which represents cost of aircraft parts, have been billed to the customer without mark-up.

MAC and CSA's revenue contributed approximately $43,447,000 and $41,312,000 to the Company's revenues in fiscal 2006 and 2005, respectively, a current year net increase of $2,135,000 (5.2%). Approximately $3,100,000 in increases in revenue in fiscal 2006 was related to increased pilot salaries and travel, fuel and airport fees associated with route expansion, the majority of which are passed on to the customer at cost, partially offset by a $965,000 decrease in maintenance services and acquisition of aircraft parts, which were primarily attributed to wind-down and completion of the customer's fleet modernization, associated with conversion of ATR aircraft from passenger to cargo configuration during fiscal 2006.

Global manufactures, services and supports aircraft deicers and ground support equipment and other specialized industrial equipment on a worldwide basis. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force. In June 2003 Global was awarded a three-year extension of that contract and a further three-year extension was awarded in June 2006. In fiscal 2006, revenues from sales to the Air Force accounted for approximately 39.3% of the ground equipment segment's revenues. Global's revenues contributed approximately $36,081,000 and $28,687,000 to the Company's revenues in fiscal 2006 and 2005, respectively, a current year increase of

25.8%. The increase in revenues in 2006 was primarily due to increased commercial equipment orders, which included approximately $6,300,000 in international orders from China.

Global's results in fiscal 2006 were adversely affected as the result of the collapse of one of twelve fixed-stand deicing booms sold by Global for installation at the Philadelphia airport. Following the collapse of the boom, Global undertook to examine and repair the eleven remaining booms and incurred expense of approximately $905,000 in connection with these activities. Although Global has initiated legal action to recover these expenses from its subcontractor, the Company, cannot provide assurance of the amount or timing of any such recovery. See Note 17 of Notes to Consolidated Financial Statements.

The following table summarizes the changes and trends in the Company's operating expenses for continuing operations as a percentage of revenue:

	Fiscal Year Ended March 31,		
	2006	2005	2004
Operating revenue (in thousands)	$ 79,529	$ 69,999	$ 55,997
Expense as a percentage of revenue:			
Flight operations	24.38 %	24.41 %	27.62 %
Maintenance	22.41	25.65	24.76
Ground equipment	36.32	32.11	26.44
General and administrative	12.06	11.96	14.11
Depreciation and amortization	0.86	0.91	1.00
Total costs and expenses	96.03 %	95.04 %	93.93 %

The Company, which incurred an increase in professional fees in fiscal 2005 due to the additional requirements of the Sarbanes-Oxley Act (SOX) of 2002, reduced SOX related professional fees in fiscal 2006 due to SEC approved extensions in implementation deadlines which deferred additional requirements of the SOX applicable to the Company. In particular, the requirements under Section 404(b) of that act with respect to auditor attestation of internal controls over financial reporting.

Outlook

The Company's current forecast for fiscal 2007 suggests that, due to higher fuel cost and increasing rates of inflation, the commercial aviation market will grow at a rate that is less than the rest of the economy. Increased international sales, military and Homeland Security budgets, pending funding approvals, and increased activity by outside service providers which have taken over the deicing responsibilities of several airlines and airports may help offset the expected lower-than-normal order levels from domestic passenger airline commercial customers. Company management currently anticipates that, although its air cargo segment will continue to benefit from the increased administrative fees associated with its customer's aircraft fleet modernization and route expansion through fiscal 2007, decreased maintenance revenues associated with the recent fleet modernization will reduce operating revenue and margins. Given the uncertainties associated with the above factors, the Company continues to operate in a highly unpredictable environment.

Based on the current general economic and industry outlook and recent cost cutting measures implemented over the past six months, the Company believes its existing cash and cash equivalents, cash flow from operations, and funds available from current and renewed credit facilities will be adequate to meet its current and anticipated working capital requirements through fiscal 2007. If these sources are inadequate or become unavailable, then the Company may pursue additional funds through the financing of unencumbered assets or sale of equity securities, although there is no assurance these additional funds will be sufficient to replace the sources that are inadequate or become unavailable.

Actual results for fiscal 2007 will depend upon a number of factors beyond the Company's control, including, in part, the magnitude of future international orders, the timing of receipt of additional customer aircraft placed into revenue service, the timing, speed and magnitude of the economic recovery of the aviation industry, military funding of pending future equipment orders, future levels of commercial aviation capital spending, future terrorists acts and weather patterns.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, warranty reserves, deferred tax asset valuation, retirement benefit obligations and valuation of long-lived assets.

Following is a discussion of critical accounting policies and related management estimates and assumptions. A full description of all significant accounting policies is included in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this report.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable in the amount of $482,000 and $267,000, respectively, in fiscal 2006 and 2005, was established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories in the amount of $451,000 and $441,000, respectively, in fiscal 2006 and 2005, are based on assessment of the marketability of slow-moving and obsolete inventories. During fiscal 2005 the Company wrote-down the gross value of the MAS inventory held for sale by $1,035,000, the value of the inventory's obsolescence reserve prior to the write-down. During fiscal 2006 the Company sold approximately $180,000 (29%) of the inventory held at the end of fiscal 2005. Historical part usage, current period sales, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

The company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2006 the Company's warranty reserve amounted to $285,000.

Product warranty reserve activity during fiscal 2006 and fiscal 2005 is as follows:

Balance at 3/31/04	$ 147,000
Additions to reserve	197,000
Use of reserve	(146,000)
Balance at 3/31/05	$ 198,000
Additions to reserve	251,000
Use of reserve	(164,000)
Balance at 3/31/06	$ 285,000

Deferred Taxes. Deferred tax assets and liabilities, net of valuation allowance in the amount of $82,000 and $85,000, respectively, in fiscal 2006 and 2005, reflect the likelihood of the recoverability of these assets. Company judgment of the recoverability of these assets is based primarily on estimates of current and expected future earnings and tax planning.

Retirement Benefits Obligation. The Company currently determines the value of retirement benefits assets and liabilities on an actuarial basis using a 5.75% discount rate. Long-term deferred retirement benefit obligations amounted to $707,000 and $1,485,000, respectively, in fiscal 2006 and 2005. Values are affected by current independent indices, which estimate the expected return on insurance policies and the discount rates used. Changes in the discount rate used will affect the amount of pension liability as well as pension gain or loss recognized in other comprehensive income. In 2005, the Compensation Committee of the Board of Directors confirmed the level of retirement benefits under existing agreements for certain executive officers at amounts approximately $510,000 less than had been previously accrued. Based on an estimated average term to retirement of these officers of four years, the accrual was reduced by $129,000 in fiscal 2005, and, subject to other adjustments, similar reductions would occur in the next three fiscal years. The reduction in the accrual reduced general and administrative expense by that amount.

On December 29, 2005, the Company and certain of its subsidiaries entered into an Amended and Restated Employment Agreement (the "Amended Employment Agreement") with John J. Gioffre, the Company's Chief Financial Officer. The Amended Employment Agreement amends and restates the existing Employment Agreement dated January 1, 1996 (the "Former Employment Agreement"), between the Company, these subsidiaries and Mr. Gioffre. The Amended Employment Agreement provides the terms and conditions for Mr. Gioffre's continued employment with the Company until his planned retirement on June 30, 2006. In connection with the execution of the Amended Employment Agreement, the Company paid to Mr. Gioffre a $693,000 lump-sum retirement payment he would have been entitled to receive under the Former Employment Agreement had he retired on September 1, 2005, plus interest from that date at a rate equal to the Company's cost of funds. The Company had previously accrued $816,000 in retirement benefit expense, and accordingly, the adjustment of $123,000 increased the Company's results from operations for fiscal 2006. The Amended Employment Agreement terminates the Company's obligations to pay any further retirement or death benefits to Mr. Gioffre. Pursuant to the Amended Employment Agreement, Mr. Gioffre is to be employed in his present capacities until June 30, 2006 with changes to his annual salary rate and bonus compensation.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from long-term fixed-price manufacturing projects are recognized on the percentage-of-completion method. The Company was not engaged in any long-term, fixed-price manufacturing projects in fiscal 2006 and 2005.

Valuation of Long-Lived Assets. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value. The Company has applied the discontinued operations provisions of SFAS No. 144 *Accounting for the Impairment or Disposal of Long-lived Assets* for the MAS operations and has reflected any remaining long-lived assets associated with the discontinued MAS subsidiary at zero fair market value at March 31, 2006 and 2005.

Resignation of Executive Officer

Effective December 31, 2003, an executive officer and director of the Company resigned his employment. In consideration of approximately $300,000, payable in three installments over a one-year period starting January 12, 2004, the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000. The Company has accounted for the resignation as a settlement under the provisions of Statement of Financial Accounting Standards (SFAS) No. 88 *Employers Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits*.

The above-mentioned cancellation of contractual retirement benefits reduced fiscal 2004 recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in the recording of a $305,000 reduction in actuarial losses, recorded in other comprehensive loss, a $90,000 reduction in intangible assets and a net $12,000 reduction in executive compensation charges included in the accompanying consolidated statement of operations.

The Company also agreed to purchase from the former executive officer 118,480 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the period that the repurchase occurred. As of March 31, 2005 all payments required to be made under the above agreements had been made.

Seasonality

Global's business has historically been highly seasonal. Due to the nature of its product line, the bulk of Global's revenues and earnings have typically occurred during the second and third fiscal quarters in anticipation of the winter season, and comparatively little has occurred during the first and fourth fiscal quarters. The Company has continued its efforts to reduce Global's seasonal fluctuation in revenues and earnings by increasing international sales and broadening its product line to increase revenues and earnings in the first and fourth fiscal quarters. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and Global has been awarded two three-year extensions on the contract. In March 2003 and December 2005 Global, respectively, received a large scale, fixed-stand deicer contract from the City of Philadelphia and a large mobile deice equipment order from China, which the Company believes contributed to management's plan to reduce seasonal fluctuation in revenues during fiscal 2004 and 2006. However, since these contracts have been completed, Global is more susceptible to the resumption of historical seasonal trends. The remainder of the Company's business is not materially seasonal.

Fiscal 2006 vs. 2005

Consolidated revenue from continuing operations increased $9,529,000 (13.6%) to $79,529,000 for the fiscal year ended March 31, 2006 compared to the prior fiscal year. The increase in 2006 revenue primarily resulted from an increase in Global revenue of $7,394,000 (25.8%) to $36,081,000, combined with a $2,135,000 (5.2%) increase in air cargo revenue to $43,447,000 in fiscal 2006, as described in "Overview" above. The increase in Global's revenue was primarily the result of an increase in the number of commercial deicing units sold by Global, in part due to the order from China received in December 2005. The increase in air cargo revenue was primarily the result of an increase in expenses that are passed through to the customer at cost.

Operating expenses from continuing operations increased $9,840,000 (14.8%) to $76,371,000 for fiscal 2006 compared to fiscal 2005. The net increase in operating expenses consisted of the following changes: cost of flight operations increased $2,295,000 (13.4%) primarily as a result of increased direct operating costs, including pilot salaries and related benefits, fuel, airport fees, and costs associated with pilot travel, due to increased cost of oil, flight schedule changes and increased administrative staffing due to fleet modernization and route expansion programs; maintenance expenses decreased $129,000 (0.7%) primarily as a result of decreases in cost of contract services, maintenance personnel, travel, and outside maintenance related to the completion of customer fleet modernization, partially offset by increased operating cost related to the route expansion; ground equipment costs increased $6,406,000 (28.5%), which included increased cost of parts and supplies and support personnel related to increased customer orders and $905,000 in remediation costs associated with the failure of one of the deicing booms sold by Global in Philadelphia; depreciation and amortization increased $49,000 (7.8%) as a result of purchases of capital assets. General and administrative expense increased $1,218,000 (14.6%) primarily as a result of a provision for bad debt expense, increased staffing and benefits, staff travel and profit sharing provision, offset by decreased professional fees due to a deferral in the implementation of SOX Section 404 compliance.

On a segment basis, significant impacts on the Company's operating results, comparing the fiscal year ended March 31, 2006 to its prior fiscal year, resulted from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2006, Global had operating income of $2,940,000, a 0.5% decrease compared to prior period operating income of $2,957,000. Global's current fiscal year operating income decreased compared to its prior fiscal year primarily due to current period's higher levels of commercial equipment orders, which more than offset the $905,000 in cost associated with the repair of deicing booms in Philadelphia. Operating income for the Company's overnight air cargo operations was $2,234,000 in the fiscal year ended March 31, 2006, an increase of 4.3% from $2,143,000 in the prior fiscal year. The net increase in air cargo operating income was due to Federal Express's 2004 decision to modernize the aircraft fleet being operated by MAC under dry-lease agreements by replacing older Fokker F-27 aircraft with newer ATR-42 and ATR-72 aircraft. MAC's administrative fees which are based on the number of aircraft operated in active or stand-by service, although adversely affected in fiscal 2005 as a result of delays in the introduction of newer ATR aircraft which were not received in time to replace the older Fokker F-27 aircraft that were removed from service as they neared major scheduled maintenance, increased in fiscal 2006 as the ATR aircraft entered revenue service. F-27 revenue routes, affected by the delayed introduction of the ATR's, were temporarily flown in fiscal 2005 by standby MAC and CSA aircraft or wet lease aircraft. MAC, which had been engaged to assist in the certification and conversion of ATR aircraft from passenger to cargo configuration and had experienced a substantial increase in maintenance revenue in fiscal 2005, experienced a substantial decrease in maintenance revenue in fiscal 2006 due to the completion of work once the aircraft were placed in revenue service. The majority of these conversion activities, a portion of which represents cost of aircraft parts, have been billed to the customer without mark-up.

Earnings from continuing operations in fiscal 2006 and 2005, respectively, include $100,000 and $162,000 of residual cost related to the remaining MAS parts inventory to be sold on consignment and cost of leased facilities previously operated by MAS that the Company has been unable to sublease.

Non-operating expense increased a net $54,000 primarily due to increased interest expenses related to increased borrowings on the Company's bank line partly offset by increased interest earned on investments.

Provision for income taxes decreased $315,000 (23.5%) primarily due to decreased pre-tax earnings and a reduction in tax provision in the fourth quarter of 2006 associated with the true-up of fixed asset tax differences included in deferred tax asset. See Note 15 of Notes to Consolidated Financial Statements. The provision for income taxes for the fiscal years ended March 31, 2006 and 2005 were different from the Federal statutory rates primarily due to the above mentioned fiscal 2006 true-up, state tax provisions and, to a lesser extent, permanent tax differences.

Fiscal 2005 vs. 2004

Consolidated revenue from continuing operations increased $14,003,000 (25.0%) to $69,999,000 for the fiscal year ended March 31, 2005 compared to the prior fiscal year. The increase in 2005 revenue primarily resulted from an increase in Global revenue of $8,858,000 (44.7%) to $28,687,000, combined with a $5,144,000 (14.2%) increase in air cargo revenue to $41,312,000 in fiscal 2005, as described in "Overview" above.

Operating expenses from continuing operations increased $13,936,000 (26.5%) to $66,531,000 for fiscal 2005 compared to fiscal 2004. The net increase in operating expenses consisted of the following changes: cost of flight operations increased $1,625,000 (10.5%) primarily as a result of increased direct operating costs, including pilot salaries, fuel, airport fees, and costs associated with pilot travel, due to increased cost of oil, flight schedule changes and increased administrative staffing due to fleet modernization and route expansion programs; maintenance expenses increased $4,090,000 (29.5%) primarily as a result of increases in cost of parts, maintenance personnel, travel, contract services and outside maintenance related to customer fleet modernization and route expansion; ground equipment costs increased $7,675,000 (51.8%), as a result of increased cost of parts and supplies and support personnel related to increased customer orders; depreciation and amortization increased $76,000 (13.7%) as a result of purchases of capital assets; general and administrative expense increased $470,000 (6.0%) primarily as a result of increased corporate aircraft costs, professional fees, telephone costs, and staffing, offset by decreased profit sharing provision due to management changes.

On a continuing operations segment basis, significant impacts on the Company's operating results, comparing the fiscal year ended March 31, 2005 to its prior fiscal year, resulted from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2005, Global had operating income of $2,957,000, a 45.0% increase compared to prior period operating income of $2,040,000. Global's fiscal 2005 operating income increased compared to its prior fiscal year primarily due to higher levels of military and commercial equipment orders in fiscal 2005, partly offset by the prior period completion of a large-scale airport contract for fixed-stand deicers. Operating income for the Company's overnight air cargo operations was $2,143,000 in the fiscal year ended March 31, 2005, a decrease of 46.3% from $3,989,000 in the prior fiscal year. The net decrease in air cargo operating income was due to a combination of temporarily decreased administrative fees which resulted from delays in the introduction of replacement ATR aircraft currently undergoing conversion to cargo configuration as older cargo aircraft are phased out of service, and higher levels of current period administrative costs as additional staffing has been put in place to oversee the phase-in and operations of the newer aircraft and route restructuring.

Earnings from continuing operations in fiscal 2005 include $162,000 of residual cost related to the remaining MAS parts inventory to be sold on consignment and cost of leased facilities previously operated by MAS that the Company has been unable to sublease.

Non-operating expense increased a net $146,000 primarily due to increased interest expenses related to acquisition of an aircraft.

Provision for income taxes decreased $21,000 (1.6%) primarily due to decreased earnings. The provision for income taxes for the fiscal years ended March 31, 2005 and 2004 were different from the Federal statutory rates primarily due to state tax provisions and, to a lesser extent, permanent tax differences.

Liquidity and Capital Resources

As of March 31, 2006, the Company's working capital amounted to $11,080,000, an increase of $531,000 compared to March 31, 2005. The net increase primarily resulted from an increase in accounts receivable and decrease in accounts payable, partially offset by decreases in cash and cash equivalents, inventories and deferred tax asset.

In August 2005, the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2007. In order to more closely match the credit line's limits to the Company's financing needs, the credit line limit was amended to $8,000,000 from January 12, 2006 to April 30, 2006 and $7,000,000 from May 1, 2006 to expiration date. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2006, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2006, $8,000,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2006 was 4.83%. At March 31, 2006 there was no outstanding loan balance and at March 31, 2005, the amount outstanding against the line was $239,000.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year.

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

The following table of material contractual obligations at March 31, 2006 summarizes the effect these obligations are expected to have on the Company's cash flow in the future periods, as discussed below.

Contractual Obligation	Total	Less than 1 year	1 - 3 Years	3 - 5 Years
Long-term bank debt	$ 824,000	$ 111,000	$ 238,000	$ 475,000
Operating leases	548,000	386,000	159,000	3,000
Capital leases	29,000	11,000	18,000	-
Deferred retirement obligation	111,000	58,000	53,000	-
Total	$ 1,512,000	$ 566,000	$ 468,000	$ 478,000

The respective years ended March 31, 2006, 2005 and 2004 resulted in the following changes in cash flow: operating activities provided $530,000, $3,273,000 and $2,205,000, investing activities used $355,000 and $375,000, respectively, in fiscal 2006 and 2005 and provided $652,000 in fiscal 2004 and financing activities used $970,000 and $2,477,000 in 2006 and 2004 and provided $140,000 in fiscal 2005. Net cash decreased $795,000 in 2006 and increased $3,038,000 and $380,000, respectively, in fiscal 2005 and 2004.

Cash provided by operating activities was $2,743,000 less for the year ended March 31, 2006, compared to fiscal 2005 principally due to decreased accounts payable and payment of an executive retirement obligation, partially offset by increased accounts receivable associated with increased air cargo billings and equipment sales. Cash used in investing activities for the year ended March 31, 2006 was approximately $20,000 less than fiscal 2005, principally due to decreased capital expenditures in the current year. Cash used by financing activities was $1,110,000 more in fiscal 2006 compared to fiscal 2005 principally due to the $975,000 financing of an airplane in 2005, $404,000 increased borrowings on line of credit and an increase of $132,000 in the current year's dividend payment, offset by $356,000 repurchase of common stock in prior year.

During the fiscal year ended March 31, 2005 the Company repurchased 78,534 shares of its common stock for $356,796, as described above, under "Resignation of Executive Officer". No stock repurchases were made in fiscal 2006.

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. On May 4, 2005, the Company declared a $0.25 per share cash dividend, to be paid on June 28, 2005 to shareholders of record June 11, 2005. On May 23, 2006 the Company declared a $.25 per share cash dividend, to be paid on June 28, 2006 to shareholders of record June 9, 2006.

Derivative Financial Instruments

As required by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time.

On October 30, 2003, the Company terminated a $2,400,000 notional value 6.97% interest rate credit line swap, entered into in May 2001, for $97,500, the fair-market-value termination fee as of that date. The $22,000 balance included in accumulated other comprehensive income (loss) as of March 31, 2005 was ratably amortized into interest expense during fiscal 2006.

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. As of March 31, 2006 the Company had no derivative financial instruments outstanding. The Company is exposed to changes in interest rates on certain portions of its line of credit, which bears interest based on the 30-day LIBOR rate plus 137 basis points. At March 31, 2006 the Company was not in a borrowing position on its credit line.

Deferred Retirement Obligation

Contractual death benefits for the Company's former Chairman and Chief Executive Officer who passed away on April 18, 1997 are payable by the Company in the amount of $75,000 per year for 10 years. As of March 31, 2006 $64,000 has been reflected as current liability and $46,000 has been reflected as long-term liability associated with this death benefit.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company.

The Company is not currently engaged in the use of any of the arrangements defined above.

Impact of Inflation

The Company believes that the recent increases in inflation have not had a material effect on its manufacturing operations, because increased costs to date have been passed on to its customers. Under the terms of its air cargo business contracts the major cost components of its operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed, without markup, by its customer. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Forward Looking Statements

Certain statements in this Report, including those contained in "Outlook," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic conditions in the Company's markets;
- The risk that contracts with Federal Express could be terminated or that the U.S. Air Force will defer orders under its contract with Global or that this contract will not be extended;
- The continuing impact of the events of September 11, 2001, or any subsequent terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- The risk of injury or other damage arising from accidents involving the Company's air cargo operations or equipment sold by Global;
- Market acceptance of the Company's new commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Mild winter weather conditions reducing the demand for deicing equipment.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Accounting Pronouncements

SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than the beginning of the first annual period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on April 1, 2006, using the modified prospective method allowed by the statement.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Air T, Inc.

Maiden, North Carolina

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries ("The Company") as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AirT, Inc and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Dixon Hughes PLLC

Charlotte, NC

June 26, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Air T, Inc.
Maiden, North Carolina

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows of Air T, Inc. and subsidiaries (the "Company") for the year ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Charlotte, North Carolina
June 21, 2004

Consolidated Statements of Operations

Air T, Inc. and Subsidiaries

	Year Ended March 31, 2006	2005	2004
Operating Revenues (Note 11):			
Overnight air cargo	$ 43,447,244	$ 41,312,475	$ 36,168,096
Ground equipment	36,081,387	28,686,963	19,828,749
	79,528,631	69,999,438	55,996,845
Operating Expenses:			
Flight - air cargo	19,385,644	17,090,249	15,465,662
Maintenance - air cargo	17,824,277	17,953,353	13,863,329
Ground equipment	28,886,513	22,480,127	14,805,098
General and administrative (Note 7)	9,591,353	8,373,195	7,903,173
Depreciation and amortization	683,099	633,818	557,551
	76,370,886	66,530,742	52,594,813
Operating Income	3,157,745	3,468,696	3,402,032
Non-operating Expense (Income):			
Interest	177,159	111,946	38,714
Deferred retirement expense (Note 13)	21,000	21,000	21,000
Investment income	(128,561)	(104,026)	(69,421)
Other	7,126	(6,616)	(114,399)
	76,724	22,304	(124,106)
Earnings From Continuing Operations Before Income Taxes	3,081,021	3,446,392	3,526,138
Income Taxes (Note 12)	1,026,110	1,340,832	1,362,306
Earnings From Continuing Operations	2,054,911	2,105,560	2,163,832
Loss From Discontinued Operations, net of income taxes (Note 10)	-	-	(425,970)
Net Earnings	$ 2,054,911	$ 2,105,560	$ 1,737,862
Basic Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ 0.77	$ 0.79	$ 0.80
Discontinued Operations	$ -	$ -	$ (0.16)
Total Basic Net Earnings (Loss) Per Share	$ 0.77	$ 0.79	$ 0.64
Diluted Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ 0.77	$ 0.78	$ 0.80
Discontinued Operations	$ -	$ -	$ (0.16)
Total Diluted Net (Loss) Earnings Per Share	$ 0.77	$ 0.78	$ 0.64
Weighted Average Share Outstanding			
Basic	2,671,293	2,677,114	2,716,447
Diluted	2,671,779	2,692,880	2,727,919

See notes to consolidated financial statements.

Consolidated Balance Sheets

Air T, Inc. and Subsidiaries

	March 31, 2006	2005
ASSETS (Note 6)		
Current Assets:		
Cash and cash equivalents	$ **2,702,424**	$ 3,497,659
Marketable securities (Note 2)	**807,818**	812,112
Accounts receivable, less allowance for doubtful accounts of $481,837 in 2006 and $267,194 in 2005	**8,692,971**	7,392,700
Notes and other non-trade receivables-current	**104,086**	116,288
Inventories (Note 3)	**5,705,591**	6,102,637
Deferred tax asset (Note 12)	**576,640**	568,870
Income taxes receivable	**108,553**	465,610
Prepaid expenses and other	**334,064**	77,447
Total Current Assets	**19,032,147**	19,033,323
Property and Equipment:		
Furniture, fixtures and improvements	**6,370,193**	5,962,835
Flight equipment and rotables inventory	**2,705,870**	2,634,343
	9,076,063	8,597,178
Less accumulated depreciation	**(5,907,520)**	(5,439,142)
Property and equipment, net	**3,168,543**	3,158,036
Deferred Tax Asset (Note 12)	**194,996**	389,771
Cash Surrender Value of Life Insurance Policies	**1,231,481**	1,163,000
Notes and Other Non-Trade Receivables-Long-Term	**214,653**	310,160
Other Assets	**81,537**	54,635
Total Assets	$ **23,923,357**	$ 24,108,925

See notes to consolidated financial statements.

	March 31, 2006	March 31, 2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 5,354,713**	$ 6,092,186
Accrued expenses (Note 5)	**2,411,262**	2,200,866
Current portion of long-term obligations (Notes 6, 7 & 13)	**186,492**	191,256
Total Current Liabilities	**7,952,467**	8,484,308
Capital Lease Obligations (less current portion) (Note 7)	**50,577**	29,546
Long-term Debt (Note 6)	**712,883**	1,024,052
Deferred Retirement Obligations (less current portion) (Note 13)	**707,388**	1,485,466
Stockholders' Equity (Note 9):		
Preferred stock, $1 par value, authorized 50,000 shares, none issued	**-**	-
Common stock, par value $0.25; authorized 4,000,000 shares 2,671,293 shares issued and outstanding in 2006 and 2005	**667,823**	667,823
Additional paid in capital	**6,939,357**	6,939,357
Retained earnings	**6,840,383**	5,453,105
Accumulated other comprehensive income, net	**52,479**	25,268
Total Stockholders' Equity	**14,500,042**	13,085,553
Total Liabilities and Stockholders' Equity	**$ 23,923,357**	$ 24,108,925

Consolidated Statements of Cash Flows

Air T, Inc. and Subsidiaries

	Year Ended March 31, 2006	2005	2004
Cash Flows From Operating Activities:			
Net earnings (loss)	**$ 2,054,911**	$ 2,105,560	$ 1,737,862
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in accounts receivable and inventory reserves	**223,867**	(48,563)	248,801
Depreciation and amortization	**683,099**	633,818	557,551
Change in cash surrender value of life insurance	**(68,481)**	-	-
Deferred tax provision	**187,005**	565,149	590,091
Periodic pension (benefit) cost	**(27,207)**	(1,288)	266,802
Warranty reserve	**251,000**	197,000	217,000
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	**(1,514,914)**	(2,197,540)	1,137,112
Notes receivable and other non-trade receivables	**107,709**	123,273	(4,036)
Inventories	**88,862**	131,702	(784,773)
Prepaid expenses and other	**(283,519)**	(35,322)	(192,258)
Accounts payable	**(737,473)**	2,751,836	(1,153,568)
Accrued expenses	**(98,516)**	(254,255)	273,545
Deferred retirement obligation	**(692,959)**	-	-
Billings in excess of costs and estimated earnings on uncompleted contracts	**-**	(80,129)	(680,850)
Income taxes payable	**357,057**	(617,969)	(7,919)
Total adjustments	**(1,524,470)**	1,167,712	467,498
Net cash provided by operating activities	**530,441**	3,273,272	2,205,360
Cash Flows From Investing Activities:			
Proceeds from sale of fixed assets of discontinued operations	**-**	-	1,550,000
Net proceeds from sale of assets	**7,124**	20,655	362,500
Capital expenditures	**(362,570)**	(395,685)	(1,260,819)
Net cash (used in) provided by investing activities	**(355,446)**	(375,030)	651,681
Cash Flows From Financing Activities:			
Aircraft term loan (payments) proceeds	**(99,918)**	885,153	-
Net proceeds (repayments) on line of credit	**(202,679)**	133,559	(2,197,880)
Payment of cash dividend	**(667,633)**	(535,658)	-
Repurchase of common stock	**-**	(356,796)	(179,427)
Executive pension payment	**-**	(200,000)	(100,000)
Proceeds from exercise of stock options	**-**	213,710	-
Net cash (used in) provided by financing activities	**(970,230)**	139,968	(2,477,307)
Net (Decrease) Increase In Cash And Cash Equivalents	**(795,235)**	3,038,210	379,734
Cash And Cash Equivalents At Beginning of Year	**3,497,659**	459,449	79,715
Cash And Cash Equivalents At End of Year	**$ 2,702,424**	$ 3,497,659	$ 459,449
Supplemental Disclosure Of Non-Cash Investing and Financing Activities:			
Note receivable from sale of assets-discontinued operations	**$ -**	$ -	$ 334,523
Capital leases entered into during fiscal year	**39,200**	-	51,361
Increase (decrease) in fair value of marketable securities	**5,055**	(91,247)	159,086
Change in fair value of derivatives	**22,156**	53,184	64,936
Settlement installments due former executive officer	**-**	-	200,000
Supplemental Disclosures Of Cash Flow Information:			
Cash paid during the period for:			
Interest	**$ 215,457**	$ 112,523	$ 109,050
Income taxes	**473,144**	1,411,989	515,418

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Air T, Inc. and Subsidiaries

	Common Stock (Note 9)		Additional		Accumulated Other	Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Stockholders' Equity
Balance, March 31, 2003	2,726,320	$ 681,580	$ 6,863,898	$ 2,529,556	$ (464,052)	$ 9,610,982
Comprehensive Income:						
Net earnings				1,737,862		
Other comprehensive income:						
Unrealized gain on securities					159,086	
Pension liability adjustment					283,361	
Change in fair value of derivatives					64,936	
Total Comprehensive Income						2,245,245
Repurchase and retirement of common stock	(39,493)	(9,874)	(29,619)	(139,934)	-	(179,427)
Balance, March 31, 2004	2,686,827	671,706	6,834,279	4,127,484	43,331	11,676,800
Comprehensive Income:						
Net earnings				2,105,560		
Other comprehensive income:						
Unrealized loss on securities, net of $20,000 income tax					(71,247)	
Change in fair value of derivatives					53,184	
Total Comprehensive Income						2,087,497
Exercise of stock options	63,000	15,750	197,960	-		213,710
Repurchase and retirement of common stock	(78,534)	(19,633)	(92,882)	(244,281)	-	(356,796)
Cash Dividend ($0.20 per share)	-	-	-	(535,658)	-	(535,658)
Balance, March 31, 2005	2,671,293	667,823	6,939,357	5,453,105	25,268	13,085,553
Comprehensive Income:						
Net earnings				2,054,911		
Other comprehensive income:						
Unrealized loss on securities					5,055	
Change in fair value of derivatives					22,156	
Total Comprehensive Income						2,082,122
Cash Dividend ($0.25 per share)	-	-	-	(667,633)	-	(667,633)
Balance, March 31, 2006	**2,671,293**	**$ 667,823**	**$ 6,939,357**	**$ 6,840,383**	**$ 52,479**	**$ 14,500,042**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activities – Air T, Inc. (the Company), through its operating subsidiaries, is an air cargo carrier specializing in the overnight delivery of small package air freight and a manufacturer of aircraft ground service and specialized industrial equipment. In the fourth quarter of fiscal 2003, management committed to a plan to discontinue the operations of the aviation services sector of its business. The Company finalized the sale of certain assets of this business and discontinued its aviation services operations in fiscal 2004. See Note 10 "Discontinued Operations".

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mountain Air Cargo, Inc. (MAC), CSA Air, Inc. (CSA), MAC Aviation Services, LLC (MACAS), formerly known as Mountain Aircraft Services, LLC (MAS), and Global Ground Support, LLC (Global). All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable, and bank deposits. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly. The required allowance for doubtful accounts is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of past-due outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

At various times throughout the year, the Company has deposits with banks in excess of amounts covered by federal depository insurance. These financial institutions have strong credit ratings and management believes that the credit risk related to these deposits is minimal.

Substantially all of the Company's customers are concentrated in the aviation industry and revenues can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the Company's cargo customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment which provides equipment and services to approximately 90 customers, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations. See Note 11 "Revenues From Major Customer".

Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Marketable Securities – Marketable securities consists solely of investments in mutual funds. The Company has classified marketable securities as available-for-sale and they are carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses on marketable securities are determined by calculating the difference between the basis of each specifically identified marketable security sold and its sales price.

Inventories – Inventories related to the Company's manufacturing operations are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the shorter of the asset's useful life or related lease term. Useful lives range from three years for computer equipment and continue to seven years for flight equipment.

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenue from long term fixed price construction projects is recognized on the percentage-of-completion method, in accordance with AICPA Statement of Position No. 81-1, "*Accounting for Performance of Construction Type and Certain Production Type Contracts*". Revenues for contracts under percentage-of-completion are measured by the percentage of cost incurred to date to estimated total cost for each contract or workorder. Contract costs include all direct material and labor costs and overhead costs related to contract performance. Unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Such contracts generally have a customer retainage provision.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of operations.

Stock Based Compensation – Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment (SFAS 123(R))*, is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than the beginning of the first annual period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on April 1, 2006, using the modified prospective method allowed by the statement.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The following table sets forth the pro-forma disclosures required in SFAS123:

	Year Ended March 31,		
	2006	2005	2004
Net earnings	$ 2,054,911	$ 2,105,560	$ 1,737,862
Compensation expense, net of tax	(36,900)	(6,740)	-
Pro-forma net earnings	2,018,011	2,098,820	1,737,862
Basic earnings per share	$ 0.77	$ 0.79	$ 0.64
Compensation expense, net of tax	(0.01)	-	-
Pro-forma basic earnings per share	$ 0.76	$ 0.79	$ 0.64
Diluted earnings per share	$ 0.77	$ 0.78	$ 0.64
Compensation expense, net of tax	(0.01)	-	-
Pro-forma diluted earnings per share	$ 0.76	$ 0.78	$ 0.64

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, notes receivable, cash surrender value of life insurance, accrued expenses, and long-term debt approximate their fair value at March 31, 2006 and 2005.

Warranty Reserves – The company warranties its ground equipment products for up to a three-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2006 the Company's warranty reserve amounted to $285,000.

Product warranty reserve activity during fiscal 2006 and fiscal 2005 is as follows:

Balance at 3/31/04	$	147,000
Additions to reserve		197,000
Use of reserve		(146,000)
Balance at 3/31/05	$	198,000
Additions to reserve		251,000
Use of reserve		(164,000)
Balance at 3/31/06	$	285,000

Income Taxes – Deferred income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability approach. Deferred income taxes are recognized for the tax consequence of such temporary differences at the enacted tax rate expected to be in effect when the differences reverse. The Company reviews the potential realization of all deferred tax assets on a periodic basis to determine the adequacy of its valuation allowance.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, inventory reserves, intangible pension asset, deferred retirement obligations, revenue recognized under the percentage of completion method and valuation of long-lived assets.

Derivative Financial Instruments – As required by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Reclassifications – Certain reclassifications have been made to fiscal 2005 amounts to conform to the current year.

2. MARKETABLE SECURITIES

Marketable securities, with an adjusted cost basis of $730,345, which consist solely of mutual funds, amounted to $807,818 and $812,112, respectively, as of March 31, 2006 and 2005.

The Company did not realize any gains or losses on sales of marketable securities in fiscal 2006, 2005 and 2004. Unrealized gains reflected in other comprehensive income totaled $5,000 and $159,000, respectively, in fiscal 2006 and 2004. An unrealized loss of $71,000 was booked in fiscal 2005. As of March 31, 2006 and 2005, respectively, unrealized gains of $52,000 and $47,000, for 2006 and 2005, are included in accumulated other comprehensive income (loss).

3. INVENTORIES

Inventories consist of the following:

	March 31, 2006	March 31, 2005
Aircraft parts and supplies	**$ 621,111**	$ 767,936
Aircraft equipment manufacturing:		
Raw materials	**4,178,451**	3,844,875
Work in process	**1,270,944**	1,305,891
Finished goods	**85,672**	625,298
Total inventories	**6,156,178**	6,544,000
Reserves	**(450,587)**	(441,363)
Total, net of reserves	**$ 5,705,591**	$ 6,102,637

4. UNCOMPLETED CONTRACTS

As of March 31, 2006 and 2005 there were no equipment construction contracts in process accounted for under the percentage-of-completion method.

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31, 2006	March 31, 2005
Salaries, wages and related items	**$ 1,260,059**	$ 1,223,446
Profit sharing	**421,310**	343,000
Health insurance	**309,108**	274,731
Professional fees	**73,800**	100,160
Warranty reserves	**284,741**	198,083
Other	**62,244**	61,446
Total	**$ 2,411,262**	$ 2,200,866

6. FINANCING ARRANGEMENTS

In August 2005, the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2007. In order to more closely match the credit line's limits to the Company's financing needs, the credit line limit was amended to $8,000,000 from January 12, 2006 to April 30, 2006 and $7,000,000 from May 1, 2006 to expiration date. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2006, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2006, $8,000,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2006 was 4.83%. At March 31, 2006 there was no outstanding loan balance and at March 31, 2005, the amount outstanding against the line was $239,000.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year.

Maturities of long-term debt which include aircraft and other equipment financing, are as follows:

2007	111,421
2008	116,551
2009	121,905
2010	474,427
	$824,304

7. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities, as well as capital leases for certain office and other equipment. The Company leases its corporate offices from a Company controlled by certain Company officers for $11,255 per month under two five-year leases which expire in May 2006. Subsequent to year-end the Company agreed to an extension of its lease for an additional two-year period to May 2008.

In August 1996, the Company relocated certain portions of its maintenance operations to a new maintenance facility located at the Global TransPark in Kinston, N. C. Under the terms of the long-term facility lease, after an 18 month grace period (from date of occupancy), rent will escalate from $2.25 per square foot to $5.90 per square foot, per year, over the 21.5 year life of the lease. However, based on the occurrence of certain events related to the composition of aircraft fleet, the lease may be canceled by the Company. The Company currently considers the lease to be cancelable and has calculated rent expense under the current lease term.

Global leases its space under a lease which extends through August 2006; monthly rental will increase over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2006, future minimum annual lease payments under capital and non-cancellable operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases
2007	$ 13,203	$ 385,695
2008	13,203	157,141
2009	6,602	1,572
2010	-	1,572
2011	-	1,572
Total minimum lease payments	33,008	$ 547,552
Less amount representing interest	3,955	
Present value of lease payments	29,053	
Less current maturities	10,751	
Long-term maturities	$ 18,302	

Rent expense for operating leases totaled approximately $739,000, $721,000, and $704,000 for fiscal 2006, 2005 and 2004, respectively, and includes amounts to related parties of $135,060 in fiscal 2006 and 2005 and $132,260 in 2004.

8. DERIVATIVE FINANCIAL INSTRUMENTS

On October 30, 2003, the Company terminated a $2,400,000 notional value, 6.97% interest rate credit line swap which it entered into in May 2001 for $97,500, the fair-market-value termination fee as of that date. The $22,000 balance included in accumulated other comprehensive income (loss) as of March 31, 2005 was ratably amortized into interest expense during fiscal 2006.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2006.

The Company has granted options to purchase up to a total of 17,000 shares of common stock to certain Company non-employee directors at prices of $6.38 to $28.77 per share. As of March 31, 2006, under Air T's 2005 Equity Incentive Plan, which was approved at the Company's September 28, 2005 annual shareholders' meeting, 235,000 shares remain available for issuance under future option grants. All options were granted at exercise prices which approximated the fair market value of the common stock on the date of grant. Options granted in fiscal 1999 and 2005 are fully vested and must be exercised within ten years of the vesting date. Options granted in fiscal 2006 will vest on September 27, 2006 and were therefore, not exercisable as of the Company's fiscal year-end.

The following table summarizes information about stock options at March 31, 2006:

	Options Outstanding				Options Exercisable	
Option Grant Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
8/13/98	$ 6.38	1,000	2.4	$ 6.38	1,000	$ 6.38
10/14/04	28.77	1,000	8.6	28.77	1,000	28.77
9/28/05	10.15	15,000	9.5	10.15	-	-
		17,000	9.0	$ 11.02	2,000	$ 17.58

Option activity is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share
Outstanding March 31, 2003	64,000	$3.44
Exercised	-	-
Issued	-	-
Outstanding March 31, 2004	64,000	3.44
Exercised	(63,000)	3.39
Issued	1,000	28.77
Outstanding March 31, 2005	2,000	17.58
Exercised	-	-
Issued	15,000	10.15
Outstanding March 31, 2006	17,000	$11.02

The fair value of the stock options granted in fiscal 2006 and 2005 were estimated on the date of grant using the Black Scholes option-pricing model with the assumptions listed below. No options, except for 15,000 and 1,000 shares, respectively, granted to non-employee directors in fiscal 2006 and 2005, were granted since fiscal 2000.

	2006	2005
Weighted average fair value per option	$ 8.20	$ 6.74
Assumptions used:		
Weighted average expected volatility	92.01%	86.41%
Weighted average expected dividend yield	1.90%	1.90%
Weighted average risk-free interest rate	3.86%	3.86%
Weighted average expected life, in years	10	9.5

During fiscal 2004 the Company suspended its stock repurchase program. Except for 118,027 shares repurchased in conjunction with the retirement of an executive officer (see Note 13), no common shares were repurchased in fiscal 2005 or 2006. Through March 31, 2006, the Company had repurchased and retired a total of 947,300 shares at a total cost of $3,973,265.

Other Comprehensive Income (Loss) activity during fiscal 2006, 2005 and 2004 is as follows:

	Unrealized Gain (Loss) on Securities	Change in Fair Value of Derivative	Pension Liability Adjustment	Total Other Comprehensive Income (Loss)
Balance at 3/31/03	(40,415)	(140,276)	$ (283,361)	$ (464,052)
Change	159,086	64,936	283,361	507,383
Balance at 3/31/04	118,671	(75,340)	-	43,331
Change	(71,247)	53,184	-	(18,063)
Balance at 3/31/05	47,424	(22,156)	$ -	$ 25,268
Change	5,055	22,156	-	27,211
Balance at 3/31/06	$ 52,479	$ -	$ -	$ 52,479

10. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The Company entered into a letter of intent on June 19, 2003 to sell certain assets and the business operations of MAS to an investor group, which included former management of MAS, for consideration of $1,950,000. On August 14, 2003, the Company closed on the transaction for consideration totaling $1,885,000, comprised of $1,550,000 in cash and a $335,000 promissory note. The sale resulted in the recognition of losses totaling $1,121,000. In conjunction with the sale, the Company agreed to indemnify the buyer and its affiliates with respect to certain matters related to contractual representations and warranties and the operation of the business prior to closing. Although no assurances can be made, the Company does not believe the indemnities provided will have a material effect on its financial condition or results of operations.

Under the terms of the sale agreement, the Company also entered into a three-year consignment agreement granting the buyer an exclusive right to sell remaining MAS inventory not included in the sale transaction. Upon termination of the consignment agreement, all unsold inventory will be returned to the Company. Inventory on consignment under this agreement amounted to $431,000 as of March 31, 2006. The accompanying consolidated financial statements reflect the sale of certain MAS assets and the net operations of MAS as discontinued operations, net of tax for fiscal 2004.

A summary of the operating results reclassified as discontinued operations is as follows:

	2006	2005	2004
Revenue	$ -	$ -	$ 2,575,259
Operating earnings (loss)	-	-	(500,901)
Loss before income taxes	-	-	(698,902)
Income tax benefit	-	-	272,932
Net loss	$ -	$ -	$ (425,970)

11. REVENUES FROM MAJOR CUSTOMER

Approximately 54.6%, 59.0% and 64.5% of the Company's revenues were derived from services performed for Federal Express Corporation in fiscal 2006, 2005 and 2004, respectively. In addition, approximately 17.8%, 23.7% and 16.4% of the Company's revenues for fiscal 2006, 2005 and 2004 respectively, were generated from Global's contract with the United States Air Force.

12. INCOME TAXES

The provision (benefit) for income taxes consists of:

	Year Ended March 31, 2006		
	Continuing Operations	**Discontinued Operations**	**Total**
Current:			
Federal	**$ 677,230**	**$ -**	**$ 677,230**
State	**161,875**	**-**	**161,875**
Total current	**839,105**	**-**	**839,105**
Deferred:			
Federal	**139,958**	**-**	**139,958**
State	**47,047**	**-**	**47,047**
Total deferred	**187,005**	**-**	**187,005**
Total	**$ 1,026,110**	**$ -**	**$ 1,026,110**

	Year Ended March 31, 2005		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 661,545	$ -	$ 661,545
State	114,138	-	114,138
Total current	775,683	-	775,683
Deferred:			
Federal	434,022	-	434,022
State	131,127	-	131,127
Total deferred	565,149	-	565,149
Total	$ 1,340,832	$ -	$ 1,340,832

	Year Ended March 31, 2004		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 1,082,000	$ (665,000)	$ 417,000
State	228,000	(147,000)	81,000
Total current	1,310,000	(812,000)	498,000
Deferred:			
Federal	43,000	441,000	484,000
State	9,000	98,000	107,000
Total deferred	52,000	539,000	591,000
Total	$ 1,362,000	$ (273,000)	$ 1,089,000

The income tax provision for continuing operations was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	2006		2005		2004	
	$	**%**	$	%	$	%
Income tax provision at U.S. statutory rate	**$ 1,047,548**	**34.0** %	$ 1,171,773	34.0 %	$ 1,199,000	34.0 %
State income taxes, net of Federal benefit	**137,888**	**4.5**	161,874	4.7	163,000	4.6
Permanent differences, net	**(26,314)**	**(0.9)**	8,775	0.7	-	-
Other differences, net	**(135,733)**	**(4.4)**	-	-	-	-
Change in valuation allowance	**2,721**	**0.1**	(1,590)	(0.1)	-	-
Income tax provision	**$ 1,026,110**	**33.3** %	$ 1,340,832	39.3 %	$ 1,362,000	38.6 %

Deferred tax asset is comprised of the following components:

	2006	2005
Net deferred tax asset		
Warranty reserve	**$ 107,297**	$ 77,109
Accounts receivable reserve	**182,608**	105,089
Inventory reserve	**174,977**	181,132
Accrued insurance	**23,596**	26,384
Accrued vacation	**155,611**	175,970
Deferred compensation	**290,796**	603,296
Fixed assets	**(201,416)**	(229,924)
Loss carryforwards	**104,160**	108,295
Valuation allowance	**(82,299)**	(85,020)
Adjustment to Other Comprehensive Income	**(20,000)**	(20,000)
Other	**36,306**	16,310
Total	**$ 771,636**	$ 958,641

The deferred tax items are reported on a net current and non-current basis in the accompanying fiscal 2006 and 2005 consolidated balance sheets according to the classification of the related asset and liability. The Company has state net operating loss carryforwards as of March 31, 2006 with a tax affected amount of approximately $21,861. The state loss carryforwards will expire in varying periods through March 2025. At March 31, 2006 the Company had deferred tax assets of $21,557 for capital loss carryforwards and $60,742 for unrealized capital losses. The

Company recorded a full valuation allowance on the deferred tax assets relating to these capital losses at March 31, 2006 and 2005 based on management's belief that realization is unlikely.

13. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan (AirT 401(k) Retirement Plan). All employees of the Company are eligible to participate in the plan. The Company's contribution to the 401(k) plan for the years ended March 31, 2006, 2005 and 2004 was $277,000, $251,000, and $231,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2006, 2005, and 2004 was $429,000, $343,000 and $487,000, respectively, and was recorded in general and administrative expenses in the consolidated statements of operations.

Effective January 1, 1996 the Company entered into supplemental retirement agreements with certain key executives of the Company, to provide for a monthly benefit upon retirement. The Company has purchased life insurance policies for which the Company is the sole beneficiary to facilitate the funding of benefits under these supplemental retirement agreements. The cost of funding these benefits is recorded in general and administrative expense on the consolidated statements of operations and is offset by increases in the cash surrender value of the life insurance policies.

Effective December 31, 2003, an executive officer and director of the Company resigned his employment with Air T. In consideration of approximately $300,000 the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000.

The above-mentioned cancellation of contractual retirement benefits reduced recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in a $305,000 reduction in actuarial losses, recorded in Other Comprehensive Loss, a $90,000 reduction in intangible assets and a net $20,000 reduction in executive compensation charges included in the statement of operations.

The Company purchased from the former executive officer 118,027 shares of Air T common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the periods that the repurchase occurred and all such stock was subsequently retired. All installment payments required to be made have been made.

In 2005, the Compensation Committee of the Board of Directors confirmed the level of retirement benefits under existing agreements for certain executive officers at amounts approximately $510,000 less than had been previously accrued. Based on an estimated average term to retirement of these officers of four years, the accrual was reduced by $129,000 in fiscal 2005, and, subject to other adjustments, similar reductions would occur in the next three fiscal years. The reduction in the accrual reduced general and administrative expense by that amount.

On December 29, 2005, Air T, Inc. and certain of its subsidiaries entered into an Amended and Restated Employment Agreement (the "Amended Employment Agreement") with John J. Gioffre, the Company's Chief Financial Officer. The Amended Employment Agreement amends and restates the existing Employment Agreement dated January 1, 1996 (the "Former Employment Agreement"), between the Company, these subsidiaries and Mr. Gioffre. The Amended Employment Agreement provides the terms and conditions for Mr. Gioffre's continued employment with the Company until his planned retirement on June 30, 2006. In connection with the execution of the Amended Employment Agreement, the Company paid to Mr. Gioffre a $693,000 lump-sum retirement payment he would have been entitled to receive under the Former Employment Agreement had he retired on September 1, 2005, plus interest from that date at a rate equal to the Company's cost of funds. The Company had previously accrued $816,000 in retirement benefit expense, and accordingly, the adjustment of $123,000 which represents Mr. Gioffre's unamortized portion of the retirement accrual reduction mentioned above, increased the Company's results from operations for the quarterly period ending December 31, 2005. The Amended Employment Agreement terminates the Company's obligations to pay any further retirement or death benefits to Mr. Gioffre.

Pursuant to the Amended Employment Agreement, Mr. Gioffre is to be employed in his present capacities until June 30, 2006 with changes to his annual salary rate and bonus compensation.

The following tables set forth the funded status of the Company's supplemental retirement plan at March 31, 2006 and 2005 and the change in the projected benefit obligation during fiscal 2006 and 2005:

	March 31,	
	2006	2005
Vested benefit obligation and accumulated benefit obligation	**$ 575,877**	$ 1,141,619
Projected benefit obligation	**575,877**	1,141,619
Plan assets at fair value	**-**	-
Projected benefit obligation greater than plan assets	**575,877**	1,141,619
Unrecognized prior service cost	**104,457**	258,951
Unrecognized actuarial gain (loss)	**(19,099)**	(19,169)
Accrued pension cost recognized in the consolidated balance sheets	**$ 661,235**	$ 1,381,401

	2006	2005
Projected benefit obligation beginning of year	**$ 1,141,619**	$ 1,462,384
Service cost	**37,381**	40,528
Interest cost	**54,634**	59,457
Actuarial (gain) loss due to change in assumption	**(499)**	89,582
Non-cash adjustments due to amendment and settlement	**35,701**	(510,332)
Benefits paid	**(692,959)**	-
Projected benefit obligation end of year	**$ 575,877**	$ 1,141,619

In accordance with the provisions of SFAS No. 87, "*Employers' Accounting for Pensions*," the Company has no additional minimum liability at March 31, 2006 and 2005.

The projected benefit obligation was determined using an assumed discount rate of 5.75% at March 31, 2006 and 5.5% at March 31, 2005. The liability relating to these benefits has been included in deferred retirement obligation in the accompanying financial statements.

Net periodic pension (benefit) expense for fiscal 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
Service cost	**$ 37,381**	$ 40,528	$ 72,789
Interest cost	**54,634**	59,457	113,510
Amortization of unrecognized prior service cost and actuarial (gains) losses	**4,130**	(102,057)	99,714
(Gain) loss on partial settlement	**(123,352)**	784	(19,211)
Net periodic pension cost and (benefit)	**$ (27,207)**	$ (1,288)	$ 266,802

Projected benefit payments for fiscal years ending:

2007	$ -
2008	-
2009	-
2010	794,000
2011	-

The Company's former Chairman and CEO passed away on April 18, 1997. Under the terms of his supplemental retirement agreement, approximately $498,000 in present value of death benefits is required to be paid to fulfill death benefit payments over 10 years after his death. As of March 31, 2006 and 2005, accruals related to the unpaid present value of the benefit amounted to approximately $110,000 and $168,000, respectively (of which approximately $46,000 and $104,000, respectively is included under deferred retirement obligations in the accompanying consolidated balance sheets). Net periodic pension costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

14. NET EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings (loss) per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. As of March 31, 2006 1,000 shares of outstanding stock options were anti-dilutive.

The computation of basic and diluted weighted average common shares outstanding is as follows:

	Year Ended March 31,		
	2006	2005	2004
Basic	**2,671,293**	2,677,114	2,716,447
Incremental Shares from Stock Options	**486**	15,766	11,472
Diluted	**2,671,779**	2,692,880	2,727,919

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands except per share data)

During the fourth quarter of fiscal 2003, management agreed to a plan to discontinue the operations of MAS and dispose of its assets. The Company closed on the transaction to sell certain MAS assets and operations on August 14, 2003. As a result, the Company has not reflected the discontinued operations of MAS in the accompanying quarterly financial information for 2004.

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	
2006					
Operating Revenues	**$ 17,216**	**$ 18,136**	**$ 23,415**	**$ 20,762**	
Operating Income	**447**	**465**	**1,149**	**1,097**	
Earnings Before Income Taxes	**449**	**460**	**1,107**	**1,065**	
Net Earnings	**278**	**264**	**675**	**838**	(1)
Basic and Diluted Net Earnings per share	**$ 0.10**	**$ 0.10**	**$ 0.25**	**$ 0.32**	
2005					
Operating Revenues	$ 15,087	$ 16,366	$ 18,334	$ 20,212	
Operating Income	872	911	775	911	
Earnings Before Income Taxes	868	905	764	909	
Net Earnings	533	538	485	550	
Basic and Diluted Net Earnings per share	$ 0.20	$ 0.20	$ 0.18	$ 0.20	

(1) A true-up of timing differences in the fixed asset portion of deferred tax asset resulted in a reduction in the provision for income taxes in the Company's fourth quarter.

16. SEGMENT INFORMATION

The Company operates three subsidiaries in two continuing business segments. Each business segment has separate management teams and infrastructures that offer different products and services. During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The Company completed an agreement to sell certain assets and operations on August 14, 2003. The operations of MAS are, therefore, not presented in the segment information below. The subsidiaries with continuing operations have been combined into the following two reportable segments: overnight air cargo and ground equipment. The overnight air cargo segment encompasses services provided primarily to one customer, Federal Express, and the ground equipment segment encompasses the operations of Global.

The accounting policies for all reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income from continuing operations.

Segment data is summarized as follows:

	2006	**2006** PRO-FORMA[1]	2005	2005 PRO-FORMA[1]	2004
Operating Revenues:					
Overnight Air Cargo	**$ 43,447,244**		$ 41,312,475		$ 36,168,096
Ground Equipment:					
Domestic	**24,209,747**		28,036,100		18,976,445
International	**11,871,640**		650,863		852,304
Total Ground Equipment	**36,081,387**		28,686,963		19,828,749
Total	**$ 79,528,631**		$ 69,999,438		$ 55,996,845
Operating Income (loss) from Continiuing operations:					
Overnight Air Cargo	**$ 2,234,395**	**$ 3,089,141**	$ 2,143,434	$ 2,998,180	$ 3,988,995
Ground Equipment	**2,939,508**	**3,092,632**	2,956,937	3,110,061	2,039,691
Corporate [2]	**(2,016,158)**	**(3,024,028)**	(1,631,675)	(2,639,545)	(2,626,654)
Total	**$ 3,157,745**	**$ 3,157,745**	$ 3,468,696	$ 3,468,696	$ 3,402,032
Identifiable Assets:					
Overnight Air Cargo	**$ 6,298,618**		$ 7,312,183		$ 5,727,470
Ground Equipment	**12,620,815**		10,180,943		9,646,490
Corporate	**5,003,924**		6,615,799		3,093,449
Total	**$ 23,923,357**		$ 24,108,925		$ 18,467,409

Capital Expenditures, net:						
Overnight Air Cargo	$	**272,071**	$	266,714	$	1,101,355
Ground Equipment		**37,030**		34,256		75,775
Corporate		**53,469**		94,715		83,689
Total	$	**362,570**	$	395,685	$	1,260,819
Depreciation and Amortization:						
Overnight Air Cargo	$	**449,224**	$	435,534	$	200,128
Ground Equipment		**181,124**		146,201		187,284
Corporate		**52,751**		52,083		170,139
Total	$	**683,099**	$	633,818	$	557,551

(1) In fiscal 2005 the Company changed its method of allocating corporate administrative cost to its operating subsidiaries. The Company has disclosed above for fiscal 2006 and 2005 its operating income from continuing operations on both the new basis and, under Pro-Forma, the old basis of segmentation.

(2) Includes income from inter-segment transactions, eliminated in consolidation.

17. COMMITMENTS AND CONTINGENCIES

On February 28, 2005, a 135-foot fixed-stand deicing boom sold by Global for installation at the Philadelphia, Pennsylvania airport, and maintained by Global, collapsed on an Airbus 330 aircraft operated by U.S. Airways. While the aircraft suffered some structural damage, no passengers or crew on the aircraft were injured. The operator of the deicing boom has claimed to suffer injuries in connection with the collapse. Immediately following this incident, the remaining eleven fixed stand deicing booms sold by Global and installed at the Philadelphia airport were placed out of service pending investigation of their structural soundness. These booms include 114-foot smaller deicing booms, as well as additional 135-foot extended deicing booms. All of these booms were designed, fabricated and installed by parties other than Global and are the only booms of this model that have been sold by Global.

In June 2005, after an independent structural engineering firm's investigation identified specific design flaws and structural defects in the remaining 11 booms and Global's subcontractor declined to participate in efforts to return the remaining 11 booms to service, Global agreed with the City of Philadelphia to effect specific repairs to the remaining 11 booms. Under this agreement, Global agreed to effect the repairs to these booms at its expense and has reserved its rights to recover these expenses from any third party ultimately determined to be responsible for defects and flaws in these booms. The agreement provides that if Global performs its obligations under the agreement, the City of Philadelphia will not pursue any legal remedies against Global for the identified design flaws and structural defects with respect to these 11 booms. However, the City of Philadelphia retains its rights with respect to any cause of action arising from the collapse of the boom in February 2005.

On October 14, 2005, Global completed the repair, installation and recertification of ten of the deicing booms. Repair had been completed on the eleventh boom, which was then damaged in transit to the Philadelphia airport by an independent carrier. The additional repair work on that boom has been completed and the boom is awaiting delivery back to the airport. The carrier had initially undertaken that such further repair work would be at its expense, though the carrier has not yet approved the final expense of such repair work.

Global has been named as a defendant in two legal actions arising from the February 2005 boom collapse at the Philadelphia airport. In the first, *U.S. Airways vs. Elliott Equipment Company, et al.*, which is pending in United States District Court for the Eastern District of Pennsylvania, U.S. Airways initiated an action on April 7, 2006 against Global and its subcontractor seeking to recover approximately $2.9 million, representing the alleged cost to repair of the damaged Airbus A330 aircraft and loss of use of the aircraft while it was being repaired. This matter is in the initial stage of discovery. In the second action, *Emerson vs. Elliott Equipment Company, et al.*, pending in the Philadelphia County Court of Common Pleas, the boom operator is seeking to recover unspecified damages from Global and its subcontractor for injuries arising from the collapse of the boom. This matter was initiated on October 21, 2005 and is scheduled for trial in November 2007. The Company understands that the boom operator has recovered from his injuries and has returned to fulltime work. Global maintains product liability insurance in excess of the amount of the recoveries claimed above and is being defended in both of these matters by its product liability insurance carrier. Global's insurance coverage does not extend to the costs incurred by Global to examine and repair the other 11 booms at the Philadelphia airport.

On August 4, 2005, Global commenced litigation in the Court of Common Pleas, Philadelphia County, Pennsylvania against Glazer Enterprises, Inc. t/a Elliott Equipment Company, Global's subcontractor that designed, fabricated and warrantied the booms at the Philadelphia airport, seeking to recover approximately $905,000 in costs incurred by Global in connection with repairing the 11 booms and any damages arising from the collapse of the boom in February 2005. That case has been removed to federal court and is pending before United States District Court for the Eastern District of Pennsylvania and has been assigned to the same judge before whom the U.S. Airways litigation is pending against Global. This matter is in the initial stage of discovery. The Company cannot provide assurance that it will be able to recover its repair expenses, or otherwise be successful, in this action.

The Company is currently involved in certain personal injury and environmental matters, which involve pending or threatened lawsuits. Management believes the results of these pending or threatened lawsuits will not have a material adverse effect on the Company's results of operations or financial position.

The Company's common stock is publicly traded in the Nasdaq Capital Market under the symbol "AIRT."

As of May 11, 2006 the number of holders of record of the Company's Common Stock was approximately 290. The range of high and low bid quotations per share for the Company's common stock on the Nasdaq Small Cap Market from April 2004 through March 2006 is as follows:

	Common Stock	
Quarter Ended	High	Low
June 30, 2004	$ 14.91	$ 4.72
September 30, 2004	28.41	10.03
December 31, 2004	35.50	17.10
March 31, 2005	22.50	12.01
June 30, 2005	$ 19.92	$ 13.75
September 30, 2005	16.43	9.75
December 31, 2005	13.23	9.50
March 31, 2006	14.50	10.50

The Company's Board of Directors has adopted a policy to pay a regularly scheduled annual cash dividend in the first quarter of each fiscal year. On May 23, 2006, the Company declared a fiscal 2006 cash dividend of $0.25 per common share payable on June 28, 2006 to stockholders of record on June 9, 2006.

Stockholders may obtain free of charge, a copy of the Company's 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to: Mr. John J. Gioffre, Secretary, Air T, Inc., 3524 Airport Road, Maiden, NC 28650.

DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

Claude S. Abernethy, Jr.
Senior Vice President
Wachovia Securities, Inc.

Sam Chesnutt
President
Sam Chesnutt and Associates

Allison T. Clark
Independent Businessman

George C. Prill
President
George Prill & Associates

Dennis A. Wicker
Partner
Helms, Mulliss & Wicker PLLC

J. Bradley Wilson
Executive Vice President
Blue Cross Blue Shield of North Carolina

OFFICERS

Walter Clark
Chief Executive Officer

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary-Treasurer

William H. Simpson
Executive Vice President

J. Leonard Martin
Vice President

CORPORATE DATA

CORPORATE OFFICE
3524 Airport Road
Maiden, North Carolina 28650
(704) 377-2109

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

TRANSFER AGENT
American Stock Transfer & Trust Company
New York, NY

INDEPENDENT AUDITORS
Dixon Hughes PLLC
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

STOCK MARKET INFORMATION
Nasdaq Capital Market
Trading Symbol: AIRT

Air T, Inc.
3524 Airport Road • Maiden, North Carolina • 28650

